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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                REVCO D.S., INC.
                           (Name of Subject Company)

                            ------------------------

                                REVCO D.S., INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  761339 10 0
                     (CUSIP Number of Class of Securities)

                              JACK A. STAPH, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                REVCO D.S., INC.
                            1925 ENTERPRISE PARKWAY
                             TWINSBURG, OHIO 44087
                                 (216) 425-9811
            (Name, Address and Telephone Number of Person Authorized
     to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH A COPY TO:

                            MICHAEL K.L. WAGER, ESQ.
                     BENESCH, FRIEDLANDER, COPLAN & ARONOFF
                            2300 BP AMERICA BUILDING
                               200 PUBLIC SQUARE
                             CLEVELAND, OHIO 44114
                                 (216) 363-4500

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Revco D.S., Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1925 Enterprise Parkway, Twinsburg, Ohio 44087. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 4, 1995, to purchase 35,144,833 Shares at a price of $27.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Offer is conditioned upon, among other things, 35,144,833 Shares, or such other number of Shares as equals 50.1% of the Shares outstanding on a fully diluted basis as of the expiration of the Offer, being validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). If more Shares are tendered pursuant to the Offer than Parent is willing to accept, Parent will purchase a number of Shares prorated among the Shares tendered pursuant to the Offer. Purchaser has reserved the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, to increase the number of Shares sought in the Offer up to and including all of the issued and outstanding Shares. The Offer is scheduled to expire on January 2, 1996, unless extended by the Purchaser.

     The Merger Agreement. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 29, 1995 (the "Merger Agreement") by and among Parent, the Purchaser and the Company. The Merger Agreement provides for, among other things, the making of the Offer by the Purchaser and further provides that, as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent.

     At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent and other than Dissenting Shares) shall be cancelled and converted automatically into the right to receive, upon the surrender of the certificate formerly representing such Share, either (i) a number of duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent (the "Parent Common Stock") determined as set forth below; provided that Parent shall not issue more than 1.12500 nor less than .91666 shares of Parent Common Stock per Share (the "Exchange Ratio"), or
(ii) if the Alternative Consideration (as defined below) is applicable, then the Alternative Consideration, plus, in each of clauses (i) and (ii) above, any Additional Consideration (as defined below).

     The number of shares of Parent Common Stock which stockholders of the Company will receive in the Merger for each Share will be determined using the average closing price of Parent Common Stock on fifteen (15) trading days randomly selected from the forty (40) trading day-period ending five (5) days before the meeting of the stockholders of the Company to consider the Merger (the "Average Parent Share Price"). Stockholders of the Company will receive one
(1) share of Parent Common Stock if the Average Parent Share Price is $27.50. If the Average Parent Share Price is greater than $27.50, stockholders of the Company will receive, for each Share, that amount of Parent Common Stock having a value of $27.50 plus 50% of the amount by which the Average Parent Share Price exceeds $27.50, provided that in no event would Parent issue less than .91666 shares of Parent Common Stock for each Share in the Merger. Similarly, if the Average Parent Share Price is less than $27.50, stockholders of the Company will receive, for each Share, that amount of Parent Common Stock having a value of $27.50 less 50% of the amount by which the Average Parent Share Price is below $27.50, provided that in no event would Parent issue more than 1.12500 shares of Parent

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Common Stock for each Share in the Merger. Alternatively, if the Average Parent
Share Price is less than $27.50, Parent will have the option of delivering, for each Share, one share of Parent Common Stock plus cash in an amount equal to 50% of the amount by which the Average Parent Share Price is below $27.50, provided that in no event would more than $2.75 per Share be paid in cash.

     In the event that the stockholders of Parent do not approve the issuance of Parent Common Stock pursuant to the Merger, but all conditions to the Merger are otherwise satisfied or waived (if permissible), the Company, Parent and the Purchaser will nonetheless consummate the Merger and each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in treasury and Shares owned by Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent and other than Dissenting Shares) will, at the Effective Time, be converted into the right to receive a combination of (x) shares of Parent Common Stock which will represent in the aggregate 19.9% of the then outstanding shares of Parent Common Stock (which will be determined in a manner consistent with the determination of the Exchange Ratio) and (y) cash based on a pro rata portion of $27.50 (the "Alternative Consideration").

     In the event that (i) the Merger is not consummated prior to April 29, 1996, and (ii) the Company has not materially breached the Merger Agreement (other than by acts caused or permitted by Parent), then the stockholders of the Company will be entitled to receive interest on the amount of the consideration that they receive pursuant to the immediately preceding two paragraphs (the "Merger Consideration"), from April 29, 1996 until the earlier of the Effective Time or June 30, 1996, calculated at an annual rate equal to the prime rate of interest (as announced from time to time by Morgan Guaranty Trust Company of New
York).

     In the event Parent and/or the Purchaser, in violation of their obligations under the Merger Agreement, fail or refuse to consummate the Merger on or prior to June 30, 1996 and the Company has not materially breached the Merger Agreement (other than by acts caused or permitted by Parent), then, in addition to any rights or remedies that the Company and its stockholders otherwise have in law or at equity as a result thereof, the stockholders of the Company will be entitled to receive interest from June 30, 1996 on the amount of the Merger Consideration not paid until such Merger Consideration is paid, calculated at the annual rate of the higher of (i) the prime rate of interest (as announced from time to time by Morgan Guaranty Trust Company of New York) plus 300 basis points, or (ii) the amount otherwise permitted by law. Any additional consideration paid or payable pursuant to this paragraph or the immediately preceding paragraph is referred to herein as "Additional Consideration".

     A copy of the Merger Agreement has been filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference. Unless otherwise noted, capitalized terms not defined in this Schedule 14D-9 shall have the meaning given to them in the Merger Agreement.

     Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act") (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time (the "HSR Act"), has not expired or terminated prior to the expiration of the Offer, (ii) the Minimum Condition has not been satisfied, or
(iii) at any time on or after November 17, 1995, and prior to the acceptance for payment of any Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

          (a) there shall be instituted, pending or threatened any action or proceeding by any government or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Parent or the Purchaser or the

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     consummation by Parent or the Purchaser of the Merger, seeking to obtain material damages relating to the Merger Agreement, the Stockholder Agreement (as defined below), the Stock Option Agreement (as defined below), or any of the transactions contemplated thereby or otherwise seeking to prohibit directly or indirectly the transactions contemplated by the Offer or the Merger, or challenging or seeking to make illegal the transactions contemplated by the Stockholder Agreement, Stock Option Agreement or otherwise directly or indirectly to restrain, prohibit or delay the transactions contemplated by the Stockholder Agreement or the Stock Option Agreement, (ii) seeking to restrain, prohibit or delay Parent's, the Purchaser's or any of their subsidiaries' ownership or operation of all or any portion (other than an immaterial portion), of the business or assets of the Company or its subsidiaries, or to compel Parent or any of its subsidiaries to dispose of or hold separate all or any portion (other than an immaterial portion) of the business or assets of the Company or Parent or their respective subsidiaries, (iii) seeking to impose or confirm material limitations on the ability of Parent, the Purchaser or any of their subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent, the Purchaser or any of their subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or (iv) seeking to require divestiture by Parent, or the Purchaser or any of their subsidiaries of any Shares; or

          (b) there shall be any action taken, or any statute, rule, regulation, injunction, judgment, order or decree enacted, enforced, entered, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign, that, directly or indirectly, results in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on the New York Stock Exchange for a period in excess of three (3) hours, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any foreign or United States governmental authority or agency on the extension of credit by banks or other financial institutions, (v) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 20% measured from the close of business on November 29, 1995, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (d) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of consummation of the Offer as though made on or as of such date, except (i) for changes specifically permitted by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date which are true and correct as of such date, or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it; or

          (e) the Merger Agreement shall have been terminated in accordance with its terms; or

          (f) any party to the Stockholder Agreement or the Stock Option Agreement other than the Purchaser and Parent shall have breached or failed to perform any of its agreements under such agreements or breached any of its representations and warranties in such agreements or any such agreement shall not be valid, binding and enforceable, except for such breaches or failures or failures to be valid, binding and enforceable that do not materially and adversely affect the benefits expected to be received by Parent and the Purchaser under the Merger Agreement, the Stockholder Agreement or the Stock Option Agreement; or

          (g) (i) it shall have been publicly disclosed or Parent or the Purchaser shall have otherwise learned that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Zell/Chilmark Fund, L.P. or Magten Asset Management Corporation or FMR Corp. (including any of FMR Corp.'s affiliates), Parent or its affiliates or any group of which any of them is a member, shall have

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     acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 14.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 14.9% of any class or series of capital stock of the Company (including the Shares); or (ii) any person, entity or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation or other business combination with the Company; or

          (h) a tender or exchange offer for some or all of the Shares or proposal for a Takeover Proposal (as defined below) shall have been publicly proposed to be made or shall have been made by another person or entity; or

          (i) the Company Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of this Schedule 14D-9), its approval or recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or shall have resolved to do any of the foregoing; or

          (j) there shall have occurred any event, change or effect (including the incurrence of any liability of any nature, whether or not accrued, contingent or otherwise) which has individually or in the aggregate, a material adverse effect on or with respect to the financial condition, business, results of operations, assets, liabilities, properties or prospects of the Company and its Subsidiaries;

which in the sole judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser giving rise to such condition) makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     Based on the information in the Offer to Purchase, the principal executive offices of Parent and the Purchaser are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described below or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding, nor any actual or potential conflict of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) the Purchaser, its executive officers, directors or affiliates.

EMPLOYEE MATTERS

     Described below under "Existing Arrangements" are material employment and employee benefit agreements and arrangements as they currently exist. Pursuant to the terms of the Merger Agreement, certain terms and conditions of such agreements and arrangements will be amended. A description of such amendments follows under the heading "The Merger Agreement."

EXISTING ARRANGEMENTS

     Existing Employment Agreements. The Company maintains employment agreements with, among others, its eight (8) executive officers and fifteen (15) other officers (collectively, the "Covered Executives"

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or, individually, a "Covered Executive"), with one form of agreement for executive officers and one form of agreement for non-executive officers. Except for the severance period (described below), the form of these agreements is substantially similar. A copy of each form of agreement has been filed as
Exhibit 8 to this Schedule 14D-9 and is incorporated herein by reference. The significant provisions of the agreements are as follows:

     Term of the Agreement. The agreement continues until terminated by reason of (a) the employee's death, (b) the employee's disability, (c) thirty (30) day written notice of termination by either the Company or the employee, (d) notice by the employee of his resignation for "good reason," (as defined below), or (e) notice by the Company of the employee's "gross misconduct" (as defined below). For purposes of the employment agreements, "good reason" means (i) the occurrence of a material reduction in the aggregate direct remuneration or any reduction in the position of the employee, (ii) any material reduction in responsibilities or duties provided for in accordance with employee's arrangement with the Company, (iii) any material adverse change or reduction in the aggregate employee benefits, perquisites or fringe benefits contemplated under such arrangement, (iv) a change in the employee's reporting relationship, or (v) any relocation of the employee's principal place of work. For purposes of the employment agreements, "gross misconduct" includes, but is not limited to,
(i) commission of an act of fraud, embezzlement, theft, or other criminal act constituting a felony, or (ii) breach or default by the employee of any of his agreements or obligations under the agreement which is not cured in all substantial respects within ten (10) days after the Company gives notice to the employee of such breach or default.

     Salary and Bonus. The agreement provides for the payment of base salary and participation in the Company's bonus plan, described more fully below. The following table summarizes the Company's executive officers, their positions and their base salaries (hereinafter referred to as "Group A Executives"):

          NAME                                POSITION                   BASE SALARY
-------------------------    ------------------------------------------  -----------
D. Dwayne Hoven              President and Chief Executive Officer        $ 640,016
Carl A. Bellini              Executive VP and Chief Operating Officer     $ 420,000
James J. Hagan               Executive VP and Chief Financial Officer     $ 270,000
James P. Mastrian            Executive VP of Marketing                    $ 313,500
Douglas W. Coffey            Senior VP of Human Resources                 $ 245,700
Edwin R. Gropp, Jr.          Senior VP of Information Services            $ 203,963
Clarence D. Nichols          Senior VP, Store Operations                  $ 226,740
Jack A. Staph                Senior VP, Secretary and General Counsel     $ 247,323

     Other Benefits. The agreement provides that the employee will be eligible to participate in the Company's other employee benefit programs for the provision of welfare and other benefits.

     Severance. The agreement provides for the payment of an employee's base salary and the continuation of other benefits for a specified period upon termination of employment by the Company other than for gross misconduct or by the employee for good reason. The severance period for Group A Executives is two
(2) years and, for the other fifteen (15) officers ("Group B Executives"), is one (1) year.

     Economic Value Added (EVA) Incentive Plan (the "Bonus Plan"). Each of the Covered Executives is eligible to participate in the Bonus Plan. Awards pursuant to the Bonus Plan are based upon the achievement of a combination of performance objectives by the Company and the individual participant. Each participant in the Bonus Plan is credited with bonus units equal to his base salary multiplied by a target bonus percentage. If the target bonus is exceeded by a specified amount, the excess is deposited into a bonus bank on behalf of the individual participant for the following year. A copy of the Bonus Plan has been filed as
Exhibit 9 to this Schedule 14D-9 and is incorporated herein by reference.

     Supplemental Retirement and Survivor Benefit Plan (the "SERP"). Each of the Covered Executives participates in the SERP, which provides supplemental retirement benefits generally commencing upon either

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

(i) retirement or disability at age sixty (60), or (ii) upon termination of employment at age sixty-five (65). The basic supplemental benefit is an amount that, when added to other benefits (pension plan benefits, social security benefits and other monthly retirement income as provided), equals 70% of a participant's final salary (as reduced for early retirement). Upon execution of an individual agreement under the SERP, a participant is 50% vested. Thereafter, a participant vests in his SERP benefits at a rate of 10% each year. Mr. Hoven and Mr. Staph are eligible for a reduced early retirement benefit, which is provided for a participant who is at least fifty-five (55) years of age and has at least ten (10) years of service. Such benefits, reduced by estimated social security and pension plan benefits, are also subject to a reduction based upon age on a scale from 40% at age fifty-five (55) to a maximum of 70% at age sixty-five (65). A copy of the SERP has been filed as Exhibit 10 to this
Schedule 14D-9 and is incorporated herein by reference.

     1992 Long-Term Incentive Plan (the "LTIP"). Each of the Covered Executives participates in the LTIP, which provides for the grant of incentive and non-qualified stock options, reload options, stock appreciation rights, restricted stock awards, stock bonus awards and performance plan awards. To date, long-term incentive awards granted under the LTIP have consisted solely of non-qualified stock options. Pursuant to the LTIP, 20% of the options are immediately exercisable upon the date of the grant. Thereafter, an additional 20% of the options are exercisable each year until 100% of the options are exercisable five (5) years from the date of the grant. The exercise price of the options granted increases annually by 5% until the shares subject to the option vest. In the event of a "change in control," as defined in the LTIP, the options granted to the Company's officers become fully exercisable. The consummation of the Offer constitutes a "change in control" for purposes of the LTIP. Option awards to Group A Executives contain a gross-up provision for excise taxes resulting from application of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"). A copy of the LTIP has been filed as Exhibit 11 to this Schedule 14D-9 and is incorporated herein by reference.

     The estimated amount of gain associated with the options of Group A Executives that vest upon a "change in control" is:

        Mr. Hoven.....................................................      $5,098,674
        Mr. Bellini...................................................      $1,940,324
        Mr. Hagan.....................................................      $  797,095
        Mr. Mastrian..................................................      $1,357,569
        Mr. Coffey....................................................      $  438,627
        Mr. Gropp.....................................................      $  322,573
        Mr. Nichols...................................................      $  758,784
        Mr. Staph.....................................................      $  942,912

     The estimated aggregate amount of gain associated with the options of Group B Executives that vest upon a "change in control" is approximately $3,200,000.

     1992 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan"). All of the directors who are not officers or key employees of the Company are eligible to participate in the Non-Employee Directors' Plan, which provides for the grant of options to purchase shares of the Company's common stock. The options vest at a rate of 20% each year until they are 100% exercisable after five (5) years from the date of grant. The exercise price of the options granted increases annually by 5% until the shares subject to the options vest. In the event of a "change in control," as defined in the Non-Employee Directors' Plan, the options granted to the participants become fully exercisable. The consummation of the Offer constitutes a "change in control" for purposes of the Non-Employee Directors' Plan. The estimated aggregate amount of gain associated with the options of non-employee Directors that vest upon a "change in control" is approximately $577,000. A copy of the Non-Employee Directors' Plan has been filed as Exhibit 12 to this Schedule 14D-9 and is incorporated herein by reference.

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

     Employee Stock Purchase Plan (the "ESPP"). Each of the Covered Executives is eligible to participate in the ESPP, which permits participants to purchase the Company's common stock at the lesser of (a) 85% of the fair market value of the stock on the first day of the offering period, or (b) 85% of the fair market value of the stock on the last day of the offering period. A copy of the ESPP has been filed as Exhibit 13 to this Schedule 14D-9 and is incorporated herein by reference.

THE MERGER AGREEMENT.

     The Merger Agreement provides that, effective as of the Effective Time, Parent will cause the Surviving Corporation to provide to employees of the Company certain payments and benefits, as described below.

     Treatment of Stock Options. The Merger Agreement provides that, effective as of the Effective Time, each option granted by the Company to purchase Shares that is outstanding and unexercised immediately prior thereto (the "Company Stock Options"), will cease to represent a right to acquire Shares and will be converted automatically into an option to purchase shares of Parent Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the LTIP and the Non-Employee Directors' Plan (together the "Option Plans"), and the agreements evidencing grants thereunder). The number of shares of Parent Common Stock subject to, and the option price and terms and conditions of, the new option shall be determined in a manner that preserves both (i) the aggregate gain (or loss) on the Company Stock Option immediately prior to the Effective Time and (ii) the ratio of the exercise price per share subject to the Company Stock Option to the fair market value (determined immediately prior to the Effective Time) per share subject to such option, provided that any fractional shares of Parent Common Stock resulting from such determination will be rounded down to the nearest share. The Merger Agreement also provides that, effective as of the Effective Time, the Surviving Corporation will assume each Company Stock Option agreement, each as amended, as provided therein. The adjustment provided herein with respect to any Company Stock Options that are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code. The duration, vesting and other terms of the new options will be the same as the Company Stock Options that they replace, except that all references to the Company shall be deemed to be references to Parent. In the event that a holder of a Company Stock Option is terminated without Cause (as defined in the Merger Agreement) within 12 months of the Effective Time, then such holder's new option will become 100% exercisable as of such date of termination.

     The Merger Agreement further provides that, notwithstanding the immediately preceding paragraph, outstanding vested options under the LTIP held by Covered Executives, including options that become vested in connection with a "change in control" under the terms of existing award agreements under the LTIP, will, effective as of the Effective Time become exercisable under a cashless exercise procedure made available by the Company (subject to applicable law and any administrative procedures and policies deemed appropriate by the Company). Individuals subject to Section 16 of the Exchange Act ("Section 16") will be provided with a cash payment approximating the benefits that would be deprived by reason of Section 16.

     The Merger Agreement provides that, effective as of the Effective Time, the Option Plans will terminate and the provisions in any other plan, program, agreement or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries, will be deleted. Furthermore, the Company will take all actions necessary to ensure that following the Effective Time, no holder of Company Stock Options or any participant in the Option Plans or any other plans, programs, agreements or arrangements will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary of either of the foregoing.

     Bonus; Severance Benefits. As soon as practicable following the earlier of
(i) the Effective Time and (ii) the end of the Company's 1996 fiscal year, the Company will pay, pursuant to the terms of the Bonus Plan as modified by the terms of the Merger Agreement, bonuses for fiscal year 1996, calculated based on the Company's financial results as of February 10, 1996, and annualized to equal a bonus for a twelve (12) month period.

     With respect to the Covered Executives, effective as soon as practicable following the Effective Time (or if later, the date of termination of employment of the Covered Executive), the Company will pay to each Covered Executive severance payments (the "Severance Payments"), on a basis consistent with Parent's executive payroll practices, based on one of the two formulae set forth below, pursuant to elections made by each Covered Executive prior to the Effective Time:

          (i) Severance Payments equal to, on an annualized basis, "Base Pay" (as defined below), continuing for a period of three (3) years with respect to Group A Executives, and for a period of 18 months with respect to Group B Executives. For purposes of this provision, "Base Pay" means the highest base pay paid to the Covered Executive during any one of the 1994, 1995 or 1996 fiscal years, provided that Base Pay for fiscal year 1996 will be calculated on an annualized basis; or

          (ii) Severance Payments equal to, on an annualized basis, "Base Plus Bonus Pay" (as defined below), continuing for a period of two (2) years with respect to Group A Executives, and for a period of one (1) year with respect to Group B Executives. For purposes of this provision "Base Plus Bonus Pay" means Base Pay plus the amount that would have been paid to the executive under the Bonus Plan for fiscal year 1995 as the targeted bonus (the "1995 Target Bonus").

     In lieu of the Severance Payments described in clauses (i) and (ii) above, Mr. Hoven and Mr. Mastrian will receive Severance Payments, continuing for three
(3) years, equal to, on an annualized basis, Base Plus Bonus Pay. The period during which a Covered Executive continues to receive Severance Payments is hereinafter referred to as the "Severance Period" for such Covered Executive.

     The estimated cost of providing the additional severance payments to Group A Executives upon termination of employment is:

          Mr. Hoven....................................................  $1,726,943
          Mr. Bellini..................................................  $  420,000
          Mr. Hagan....................................................  $  270,000
          Mr. Mastrian.................................................  $  701,496
          Mr. Coffey...................................................  $  245,700
          Mr. Gropp....................................................  $  203,963
          Mr. Nichols..................................................  $  226,740
          Mr. Staph....................................................  $  247,323

     The aggregate estimated cost of providing the additional severance payments to Group B Executives is $1,190,738.

     During the Severance Period, each Covered Executive will continue to receive, at the Company's expense, continuation of benefits described in such Covered Executive's employment agreement with the Company on terms at least as favorable to the Covered Executive as is currently in effect, which benefits may be provided under benefit plans and programs maintained by Parent; provided, however, that to the extent any such Covered Executive receives comparable benefits from, and at the expense of, a subsequent employer, such benefits from the Surviving Corporation will cease.

     Notwithstanding anything to the contrary in the Merger Agreement, the Severance Payments described in clauses (i) and (ii) above will be paid to a Covered Executive only if such Covered Executive is actively employed by the Company immediately prior to the Effective Time. In the event that a Covered Executive who continues employment with the Company following the Effective Time is terminated prior to the expiration of the Severance Period that would have applied had such Covered Executive been terminated effective as of the Effective Time, then such Covered Executive will be entitled to receive the Severance Payments described above.

     Each employee, other than any Covered Executive, of the Company who is covered by the Company's severance pay plan as in effect on November 1, 1995 (each, a "Severance-Eligible Employee") and who is employed by the Company immediately prior to the Effective Time and terminated for other than Cause, (as defined below) within twelve (12) months following the Effective Time, will be entitled to receive bi-weekly severance payments, made on a basis consistent with Parent's payroll practices, for a six (6) month period commencing on such Severance-Eligible Employee's date of termination of employment, equal to, on an annualized basis, such Severance-Eligible Employee's Base Pay; provided, however, that such payments will be reduced (but not below zero) by the amount of compensation such Severance-Eligible Employee receives from a subsequent employer to the extent that such Severance-Eligible Employee is employed during such six (6)month period.

     For purposes of the Merger Agreement, "Cause" will mean the conviction of an employee or executive (as the case may be) for the commission of a felony, including the entry of a guilty or nolo contendere plea, any willful, grossly negligent or fraudulent action or inaction by an employee or executive, as the case may be, or the employee's or executive's willful and continued failure to substantially perform an employee's or executive's assigned duties.

     SERP. Each Company employee who is (i) covered by the SERP and (ii) actively employed by the Company, in either case, immediately prior to the Effective Time (each, a "SERP Executive") will be eligible to receive benefits under the SERP based on the terms of the SERP, as modified by the terms of the Merger Agreement. For each SERP Executive (i) the amount of service taken into account for purposes of calculating benefits and vesting under the SERP will be equal to the SERP Executive's service with the Company prior to the Effective Time plus the Covered Executive's Severance Period, if any, and (ii) compensation for each SERP Executive for purposes of the SERP will include one-half of the 1995 Target Bonus for such SERP Executive.

     The estimated present value (using a 7.5% discount factor) of the additional SERP benefits for the Group A Executives is:

          Mr. Hoven....................................................  $1,503,112
          Mr. Bellini..................................................  $1,877,388
          Mr. Hagan....................................................  $   56,756
          Mr. Mastrian.................................................  $  487,121
          Mr. Coffey...................................................  $  234,699
          Mr. Gropp....................................................  $   12,028
          Mr. Nichols..................................................  $  161,405
          Mr. Staph....................................................  $  191,735

     The aggregate estimated present value (using a 7.5% discount factor) of the additional SERP benefits for Group B Executives is $762,150.

     Gross-Up Payments. The Company will provide each Group A Executive with a cash gross-up payment to make such executive whole for the excise taxes imposed on all benefits and other amounts paid or payable to such executive on account of the transactions contemplated by the Merger Agreement as a result of the application of Sections 280G and 4999 of the Code. With respect to all other employees of the Company who are entitled to benefits and other amounts paid or payable to such employee on account of the transactions contemplated by the Merger Agreement as a result of the application of Sections 280G and 4999 of the Code, the Company shall not be obligated to pay or provide to any such employee any payments or benefits to the extent that such payments or benefits would constitute a "parachute payment" within the meaning of Section 280G(b)(2)(A) of the Code.

     Based upon preliminary estimates, the aggregate cost of the gross-up payments is expected to be between $6,000,000 and $9,000,000.

     ESPP. Each Covered Executive who is subject to Section 16 will be provided with a cash payment approximating the benefits that would be deprived by reason of Section 16. The Company will amend the

ESPP to provide that the option period that was in effect as of November 29, 1995 will cease as soon a practicable thereafter.

     Other Benefits. The Company will provide outplacement services from a recognized outplacement provider selected by Parent to all employees of the Company as of the Effective Time who were based in Twinsburg, Ohio as of the Effective Time, and are terminated without Cause within one (1) year of the Effective Time.

     In addition, pursuant to the Merger Agreement, employees of the Company who continue to be employed by the Company as of the Effective Time will receive employee benefits comparable to those benefits provided to similarly situated employees of Parent. In addition, with respect to medical benefits provided to continuing employees as of the Effective Time, waiting periods and pre-existing condition requirements under the plans covering the continuing employees will be waived, and these employees will be given credit for any copayments and deductibles actually paid by such employees under the Company's medical plans during the calendar year in which the closing of the Merger occurs. Finally, service with the Company will be recognized for purposes of eligibility under Parent's welfare plans as well as for purposes of Parent's programs or policies for vacation pay and sick pay.

     Certain additional information with respect to executive compensation and related employee benefits and other information concerning the Company's executive officers and directors, as modified by the foregoing discussion set forth in this Item 3(b), is set forth in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated August 28, 1995 (the "1995 Proxy Statement") under the sections titled "The Board of Directors -- Compensation of the Board," "Security Ownership of Certain Persons," "Executive Compensation" and "Report of the Human Resources Committee" and is incorporated herein by reference. A copy of the pertinent sections of the 1995 Proxy Statement has been filed as Exhibit 14 to this Schedule 14D-9 and is incorporated herein by reference.

CERTAIN OTHER MATTERS

     Confidentiality Agreement. The Company delivered certain confidential information to Parent in order to allow Parent to evaluate a proposed business combination with the Company (the "Proposed Transaction"). As a condition to the delivery by the Company of the confidential information, Parent entered into a Confidentiality Agreement (the "Confidentiality Agreement"), dated August 17, 1995, with the Company pursuant to which Parent has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company. The Confidentiality Agreement provides that, except with respect to the Proposed Transaction, for a period of eighteen (18) months from the date of the Confidentiality Agreement neither Parent nor any of its directors, officers, employees, agents or representatives will, without the prior written consent of the Company: (a) publicly announce or otherwise disclose, or enter into or agree to enter into, singly or with any other person, (i) any form of business combination, acquisition or other transaction relating to the Company or any of its affiliates, or (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its affiliates, or, except as consented to by the Company in writing, as a principal; (b) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any securities of the Company, any options or other rights to acquire any such securities ("Company Securities"); (c) make, or in any way participate in, any solicitation of proxies with respect to any Company Securities, become a participant in any election contest with respect to the Company, seek to influence any person with respect to any Company Securities or demand a copy of the Company's list of its stockholders or other books and records relating to holders of Company Securities; (d) participate in or encourage the formation of any partnership, syndicate or other group which owns or seeks or offers to acquire beneficial ownership of any Company Securities or which seeks to affect control of the Company or for the purpose of circumventing any provision of the Confidentiality Agreement; or (e) otherwise act, alone or in concert with others (including by providing financing for another person), to seek or to offer to control or influence the management, Board of Directors or policies or operations of the Company. A copy of the Confidentiality Agreement has been filed as Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference.

     The Merger Agreement provides that any provision in the Confidentiality Agreement which in any manner limits, restricts or prohibits the voting or acquisition of Shares by Parent or any of its affiliates or the representation of Parent's designees on the Company Board or which in any manner would be inconsistent with the Merger Agreement, the Stock Option Agreement or the Stockholder Agreement or the transactions contemplated thereby terminated as of the date of the Merger Agreement. The Merger Agreement further provides that the Company will not take any action that would impede, bar, restrict or otherwise interfere in any manner with Parent's rights under the Stockholder Agreement or the Stock Option Agreement, including, without limitation, Parent's right to exercise the Stock Option.

     Takeover Proposals. The Company has agreed that neither it nor any of its Subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any tender or exchange offer, merger, consolidation, business combination, sale of a substantial equity interest, sale of a substantial portion of the business or assets, recapitalization, restructuring or similar transactions involving the Company or its Subsidiaries. The Company further agreed that it will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, the Company may, directly or indirectly, furnish access and information concerning its business, properties or assets to any corporation, partnership, person or other entity or group, and may negotiate and participate in discussions and negotiations with such entity or group concerning a Takeover Proposal if such entity or group has submitted a bona fide written proposal to the Board of Directors relating to any such transaction and if the Company's Board of Directors determines after having received the oral or written opinion of outside legal counsel, that the failure to provide such information or access or to engage in such discussions or negotiations would result in a breach of their fiduciary duties to the Company's stockholders under applicable law. The Company has also agreed to notify the Purchaser within twenty-four (24) hours of any such proposal, or if an inquiry is made, and to keep the Purchaser apprised of all developments with respect to any such Takeover Proposal.

     As used in the Merger Agreement and herein, "Takeover Proposal" when used in connection with any Person shall mean any tender or exchange offer involving the capital stock of such Person, any proposal for a merger, consolidation or other business combination involving such Person or any Subsidiary of such Person, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, such Person or any Subsidiary of such Person, any proposal or offer with respect to any recapitalization or restructuring with respect to such Person or any Subsidiary of such Person or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to such Person or any Subsidiary of such Person other than pursuant to the transactions to be effected pursuant to the Merger Agreement.

     Termination Fee. The Merger Agreement provides that in the event the Merger Agreement is terminated (a) by the Board of Directors of the Company based upon its withdrawal, modification or change in a manner adverse to Parent or the Purchaser of its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve and permit the Company to execute a definitive agreement relating to a Takeover Proposal after determining, based on the opinion of outside independent legal counsel to the Company, that the failure to take such action would result in a breach of the Board of Directors' fiduciary duties under applicable law; (b) by the Board of Directors of Parent based upon, prior to the purchase of the Shares pursuant to the Offer, (i) the withdrawal, modification or change, in a manner adverse to Parent or Purchaser, by the Board of Directors of the Company of its approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) the Company's Board of Directors recommendation of a Takeover Proposal or other business combination, or (iii) the Company's entering into an agreement in principal (or similar agreement) or definitive agreement providing for a Takeover Proposal or other business combination with a person or entity other than Parent, the Purchaser or their subsidiaries (or the Company's Board of Directors resolves to do any of the foregoing); (c) by the Board of Directors of Parent if it shall have been publicly disclosed or Parent shall have learned that any Person (as defined in Section 13(d)(3) of the

Exchange Act) other than Parent, the Purchaser, Zell/Chilmark Fund, L.P., Magten Asset Management Corporation, FMR Corp. (including any of FMR Corp.'s affiliates), shall have acquired beneficial ownership of more than 14.9% of any class of shares of stock of the Company or shall have been granted an option, right or warrant (conditional or otherwise) to acquire such amount of stock and thereafter within nine (9) months of such termination such other Person shall acquire or beneficially own a majority of the Shares or have obtained representation on the Company's Board of Directors or shall have entered into a definitive agreement with the Company with respect to a Takeover Proposal or similar business combination, or (d) by the Board of Directors of Parent if the Purchaser does not commence the Offer or if the Purchaser shall have terminated the Offer or let the Offer expire without purchasing any Shares due to (i) a material breach of the representations and warranties of the Company in the Merger Agreement, or (ii) a material breach of, or failure to perform or comply with, by the Company of any material obligation, agreement or covenant of the Company contained in the Merger Agreement (all of such events are referred to individually as a "Trigger Event"), then the Company shall pay Parent a termination fee of $45 million.

     Fees and Expenses. Except as described in the preceding paragraph, and except for expenses incurred in connection with printing the Offer Documents, this Schedule 14D-9, the Proxy Statement/Prospectus and the Registration Statement, as well as the filing fees relating thereto and relating to the filing under the HSR Act, which costs (other than the filing fee for registration of Parent Common Stock which will be paid by Parent) shall be shared equally by Parent and the Company, and all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs or expenses, whether or not the Offer and the Merger are consummated; provided that the Surviving Corporation shall pay any and all property or transfer taxes imposed on the Surviving Corporation or any gains taxes.

INDEMNIFICATION UNDER DELAWARE LAW, THE COMPANY'S
CHARTER, BY-LAWS AND THE MERGER AGREEMENT

     The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "Delaware Law"), provides that a corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an "Indemnified Party"). The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the Delaware Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

     The By-laws of the Company provide for the indemnification, to the extent permitted by Section 145 of the Delaware Law, of directors, officers, employees or agents of the Company against expenses reasonably incurred with respect to civil, criminal, administrative or investigative actions, suits or proceedings (except actions by or in the right of the Company), provided that such director, officer, employee or agent, with respect to civil matters, acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Respecting action or suits by or in the right of the Company, the By-laws provide for the indemnification of directors, officers, employees or agents of the Company against expenses reasonably incurred if acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company; however, no indemnification may be made in respect of any such claim, issue or matter as to which such person shall have been adjudged to be liable for the negligence or misconduct in the performance of his or her duty to the Company, except to the extent that the Court of Chancery of Delaware or the Court in which such action or suit was brought shall determine that despite such adjudication and in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnity as such Court deems proper. The Company has directors' and officers' liability insurance covering certain liabilities incurred by the officers and directors of the Company in connection with the performance of their duties.

     Article Seventh of the Certificate of Incorporation of the Company provides that, to the fullest extent permitted by the Delaware Law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of Article Seventh by the stockholders of the Company shall be prospective only and shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

     The Merger Agreement provides that Parent shall, and shall cause the Surviving Corporation to, maintain in effect for not less than four (4) years after the Effective Time the policies of officers' and directors' liability insurance maintained by the Company and its Subsidiaries in effect as of the date of the Merger Agreement with respect to matters existing or occurring prior to the Effective Time; provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the persons currently covered by such policies; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of the aggregate annual premiums currently paid by the Company. If the aggregate annual premiums paid by Parent or the Surviving Corporation during the four (4) years following the Effective Time exceed 200% of the aggregate annual premiums currently paid by the Company, Parent will cause the Surviving Corporation to, and the Surviving Corporation will, provide the maximum coverage then available at an annual premium equal to 200% of such rate.

     The Merger Agreement further provides that at all times after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to indemnify each person who is now, or has been at any time prior to the date of the Merger Agreement, an employee, agent, director or officer of the Company or any of its Subsidiaries, successors and assigns, to the fullest extent permitted by law with respect to any claim, liability, loss, damage, judgment, fine, penalty, amount paid in settlement or compromise, cost or expense, including reasonable fees and expenses of legal counsel (whenever asserted or claimed) based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Effective Time whether commenced, asserted or claimed before or after the Effective Time.

STOCKHOLDER AGREEMENT

     The following is a summary of the material terms of the Stockholder Agreement (the "Stockholder Agreement") dated as of November 29, 1995, among Parent, the Purchaser and Zell/Chilmark Fund, L.P. (the "Stockholder"). This summary is not intended to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and copies of which have been filed as
Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined herein or in the following summaries shall have the meanings set forth in the Stockholder Agreement.

     Tender of Shares. Immediately after the execution of the Merger Agreement, the Purchaser and the Stockholder entered into the Stockholder Agreement. Upon the terms and subject to the conditions of such agreement, the Stockholder has agreed to validly tender (or cause the record owner of such Shares to tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, prior to the expiration of the Offer, 13,102,288 Shares (and together with any Shares acquired by the Stockholder in any capacity after the date thereof and prior to the termination of the Stockholder Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise, the "Stockholder Shares") Beneficially Owned by the Stockholder, which Shares represent approximately 19.7% of the issued and outstanding Shares. The Stockholder Agreement also provides that the transfer by the Stockholder of the Stockholder Shares to the Purchaser in the Offer will pass to and unconditionally vest in the Purchaser good and valid title to such Shares.

     Voting of Company Common Stock. The Stockholder Agreement provides that during the period commencing on the date of the Stockholder Agreement and continuing until the first to occur of (i) the Effective Time, or (ii) termination of the Merger Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the Company's stockholders, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder will vote (or cause to be voted) the Stockholder Shares held of record or Beneficially Owned by such
Stockholder: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholder Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholder Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Stockholder Agreement and the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) any sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries, or a reorganization, restructuring, recapitalization, special dividend, dissolution or liquidation of the Company or its Subsidiaries; or (C)(1) any change in a majority of the persons who constitute the Company Board; (2) any change in the present capitalization of the Company, including any proposal to sell a substantial equity interest in the Company and its Subsidiaries; (3) any amendment of the Company's Certificate of Incorporation or By-laws; (4) any other change in the Company's corporate structure or business; or (5) any other action which, in the case of each of the matters referred to in clauses (C)(1),
(2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Offer, the Merger and the transactions contemplated by the Stockholder Agreement and the Merger Agreement. The Stockholder Agreement further provides that the Stockholder will not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described in the above paragraph.

     Stockholder Covenant. The Stockholder Agreement provides that, except as contemplated by the Stockholder Agreement, the Stockholder shall not for a period of six (6) months following the termination of the Stockholder Agreement (other than as a result of a breach by Parent or the Purchaser) enter into, execute, or be a party to any agreement or understanding, written or otherwise, with any Person whereby the Stockholder: (i) grants or otherwise gives to such Person an option or right to purchase or acquire any or all of the Stockholder Shares other than sales made in open market transactions; (ii) agrees or covenants to vote or to grant a proxy to vote any or all of the Stockholder Shares held of record or Beneficially Owned by the Stockholder, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Shares, however called, or in connection with any written consent of the holders of Shares; or (iii) agrees or covenants to tender any or all of the Stockholder Shares held of record or Beneficially Owned by the Stockholder into any tender offer or exchange offer relating to the Stockholder Shares.

     No Solicitation. The Stockholder Agreement provides that the Stockholder will not, and will cause its affiliates and officers, directors, employees, partners, investment bankers, attorneys, accountants and other agents and representatives of the Stockholder and such affiliates (such affiliates, officers, directors, employees, partners, investment bankers, attorneys, accountants, agents and representatives of any Person are hereinafter collectively referred to as the "Representatives" of such Person) not to, directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal for the Company or any affiliate or any inquiry with respect thereto, or (ii) in the event of an unsolicited Takeover Proposal for the Company or any affiliate of the Company, engage in negotiations or discussions with, or provide any information or data to, any Person (other than Parent, any of its affiliates or representatives) relating to any Takeover Proposal. Notwithstanding the restrictions set forth in this paragraph, any person who is an officer or director of the Company may exercise his fiduciary duties in his capacity as a director or officer of the Company consistent with the terms of the Merger Agreement.

     The Stockholder Agreement also provides that the Stockholder notify Parent and the Purchaser orally and in writing of any such offers, proposals, or inquiries relating to the purchase or acquisition by any Person of the Stockholder Shares (including, without limitation, the terms and conditions thereof and the identity of the Person making it), within twenty-four (24) hours of the receipt thereof. The Stockholder has also agreed to, and to cause its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any parties conducted heretofore with respect to any Takeover Proposal relating to the Company, other than discussions or negotiations with Parent and its affiliates.

     Distribution of Shares of Parent Common Stock. The Stockholder Agreement provides that upon the consummation of the Merger, the Stockholder shall within ninety (90) days thereafter either distribute the shares of Parent Common Stock to each of the limited partners of the Stockholder or sell or otherwise dispose of such shares of Parent Common Stock, in each case in accordance with the governing documents thereto and applicable law; provided that no such sale or other disposition shall be made if immediately following such sale or other disposition the acquiror of such Parent Common Stock, together with the acquiror's affiliates and any members of a group of which the acquiror is a party, would Beneficially Own in the aggregate 4.9% or more of the shares of Parent Common Stock then outstanding.

     Restriction on Transfer, Proxies and Non-Interference. The Stockholder Agreement also provides that, except as otherwise provided in the Stockholder Agreement, the Stockholder will not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Stockholder Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit the Stockholder Shares into a voting trust or enter into a voting agreement with respect to the Stockholder Shares; or (iii) take any action that would make any representation or warranty of the Stockholder contained in the Stockholder Agreement untrue or incorrect or would result in a breach by the Stockholder of its obligations under the Stockholder Agreement or a breach by the Company of its obligations under the Merger Agreement.

     Termination. Except as otherwise provided therein, the covenants and agreements contained in the Stockholder Agreement with respect to the Stockholder Shares shall terminate upon the earlier of (i) the consummation of the Merger, and (ii) the termination of the Merger Agreement in accordance with its terms, except that the covenant and agreement set forth in the Stockholder Covenant described in the fifth preceding paragraph shall survive for six (6) months after such termination (other than a termination as a result of a breach by Parent or the Purchaser).

STOCK OPTION AGREEMENT

     The following is a summary of the material terms of the Stock Option Agreement dated as of November 29, 1995, among the Company, Parent and the Purchaser (the "Stock Option Agreement"). This summary is not intended to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined herein or in the following summary shall have the meanings set forth in the Stock Option Agreement.

     Grant of Stock Option. The Stock Option Agreement provides for the grant by the Company to Parent of an unconditional, irrevocable option (a "Stock Option") to purchase up to 13,251,010 fully paid and nonassessable Shares at a purchase price of $27.50 per Share (the "Option Price"), or such other number of Shares as equals 19.9% of the Company's issued and outstanding Shares at the time of exercise of the Stock Option; provided that in no event shall the number of Shares for which the Stock Option is exercisable exceed 19.9% of the Shares issued and outstanding at the time of exercise of the Stock Option (the "Option Shares").

     Exercise of Stock Option. The Stock Option Agreement also provides that upon (x) the occurrence of a Trigger Event, or (y) the occurrence of a tender or exchange offer for some or all of the Shares or if a proposal for a Takeover Proposal shall have been publicly proposed to be made or shall have been made by another person or entity, the Stock Option shall become immediately exercisable, in whole or in part, and remain exercisable in whole or in part until the later of (i) the date which is six (6) months after the date the Stock Option first became exercisable, and (ii) the fifth business day following expiration or termination of any applicable waiting period under the HSR Act (the "Option Period").

     Sale of Option Shares. The Stock Option Agreement also provides that if, at any time following the exercise of the Stock Option, Parent will either (i) transfer, sell or otherwise dispose of any or all of the Option Shares, including, without limitation, by means of tender or exchange of any or all of the Option Shares pursuant to a tender or exchange offer involving the capital stock of the Company, or (ii) convert such Option Shares into cash, capital stock, other securities or any other consideration of any third party in a merger, any recapitalization or restructuring or similar business combination transaction (a "Business Combination Transaction"), Parent will pay to the Company within five (5) days the amount equal to the Profit (as defined below) Parent will receive, if any, pursuant to such Disposition or Business Combination Transaction. "Profit," for purposes of this paragraph, will equal
(i) the product of (a) the number of Option Shares Parent transfers, sells, tenders, exchanges or otherwise disposes of pursuant to a Disposition or a Business Combination Transaction (the "Selling Shares") multiplied by (b) the excess of the per Share consideration received by Parent pursuant to such Disposition or Business Combination Transaction, valuing any non-cash consideration at its fair market value on the date of such consummation (not including any increase in such aggregate per Share consideration after the date thereof), over the Purchase Price. For purposes hereof, the fair market value of any non-cash consideration shall be the closing price or the last sale price, or, in case no such sale takes place on the day of consummation of such Business Combination Transaction, the average of the closing bid and asked prices, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange on which such consideration is listed or admitted to trading or, if such consideration is not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, or, if not so determinable, the fair value of such consideration on such date will be determined in good faith by the Board of Directors of Parent.

     Adjustment Upon Changes in Capitalization. The Stock Option Agreement provides that in the event of any change in Shares by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of Shares subject to the Stock Option and the Option Price shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional Shares are issued or otherwise become outstanding as a result of any such change after the date of the Stock Option Agreement (other than pursuant to the Stock Option Agreement), the number of Shares subject to the Stock Option shall be adjusted so that, after such issuance and together with Shares previously issued pursuant to the exercise of the Stock Option (as adjusted on account of any of the foregoing changes in Shares), it equals 19.9% of the number of Shares then issued and outstanding.

     Termination. The Stock Option Agreement will terminate, except as otherwise provided therein, upon the earlier of (i) the consummation of the Merger, or
(ii) the expiration of the Option Period.

TERMINATION OF CERTAIN STOCKHOLDER AGREEMENTS

     Pursuant to the Merger Agreement, the Company and the Stockholder entered into a Termination Agreement dated as of November 29, 1995, providing for the termination of (i) the Stockholder Agreement dated as of June 1, 1992, between the Stockholder and the Company, and (ii) the Registration Rights Agreement dated as of June 1, 1992 between the Stockholder and the Company. In addition, pursuant to the Merger Agreement, the Company and Magten Asset Management Corporation, as agent for and on behalf of individual investment advisory clients ("Magten") entered into a Termination Agreement dated as of November 29, 1995, providing for the termination of the Registration Rights Agreement dated as of January 20, 1993, between Magten and the Company. Copies of the Termination Agreements have been filed as Exhibits 15 and 16 to this Schedule 14D-9 and are incorporated herein by reference.

CERTAIN LITIGATION.

     On November 30, 1995, a purported class action entitled Silvert v. Revco D.S. Inc., et al., ("Silvert"), was filed in the Court of Chancery of the State of Delaware, New Castle County, on behalf of the class of all the Company's stockholders. The Silvert complaint named the Company, all of the Company's directors and Parent as defendants. The Silvert complaint alleges that the $27.50 per Share price offered by Parent in the Offer is insufficient and that the Offer is unfair to the Company's stockholders and represents an attempt by the defendants to enrich themselves at the expense of the plaintiff class. The plaintiff in the Silvert action asserts that defendants violated their fiduciary duties to the Company's stockholders by allegedly failing adequately to evaluate the Company as a potential acquisition candidate; to take adequate steps to enhance the Company's value as an acquisition candidate; and to create an active and open auction for the Company. The Silvert complaint further alleges that the Stock Option impedes the maximization of Company stockholder value. The Silvert complaint seeks, among other relief, a preliminary and permanent injunction barring defendants from taking any steps to accomplish the proposed Merger at a price that is not fair and equitable to the plaintiffs and enjoining any improper device or transaction which will impede maximization of stockholder value. The Silvert complaint also seeks unspecified damages for losses suffered and to be suffered by the plaintiff class as a result of the acts alleged in the Silvert complaint. A copy of the complaint filed in Silvert has been filed as
Exhibit 17 to this Schedule 14D-9 and is incorporated herein by reference. The Company believes that the suit is without merit and intends to vigorously defend against it.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     The Board of Directors has determined that the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer, the Merger, the Stockholder Agreement, the Stock Option Agreement and the transactions contemplated thereby, are fair to and in the best interest of the stockholders of the Company. In addition, the Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, and has approved the Stockholder Agreement, the Stock Option Agreement and the transactions contemplated thereby. The Board of Directors recommends that all holders who desire to receive cash for their Shares accept the Offer and tender their Shares pursuant to the Offer.

     (b) Background; Reasons for the Recommendation.

     The Company's Board of Directors and senior management regularly review the current and future state of the Company's strategic position and short-term and long-term prospects.

     On August 17, 1995, Mr. Martin Grass, Chairman and Chief Executive Officer of Parent, spoke by telephone with Mr. David Schulte, a general partner of the general partner of the Stockholder and a member of the Company Board. In the conversation, Mr. Grass told Mr. Schulte that Parent was possibly interested in purchasing the Company in a merger transaction involving a combination of cash and stock. Mr. Schulte told Mr. Grass that he would contact Mr. Dwayne Hoven, President and Chief Executive Officer of the Company, to ask him to send Mr. Grass a Confidentiality Agreement. After execution of the Confidentiality Agreement, the Company provided certain due diligence information requested by Parent.

     On August 28, 1995, Mr. Grass, Mr. Franklin Brown, Executive Vice President and Chief Legal Counsel of Parent, and Mr. Frank Bergonzi, Executive Vice President and Chief Financial Officer of Parent, met in Chicago with Mr. Schulte, Ms. Sheli Rosenberg, a member of the Company Board, Mr. Joel Friedland, a general partner of Chilmark Partners, L.P., an affiliate of the Stockholder, Mr. Hoven, and Mr. James Hagan, Executive Vice President and Chief Financial Officer of the Company. A dinner meeting took place and issues such as the possible price and synergies that would be created from a merger were discussed. The parties ended the meeting without any definitive conclusions about a future meeting.

     On September 21, 1995, Mr. Grass and Mr. Brown were in Cleveland, Ohio, for a meeting on another business matter with Mr. Hoven. After the meeting, Mr. Grass met with Mr. Hoven for a brief period to discuss the possible acquisition of the Company by Parent. At the meeting, Mr. Grass advised Mr. Hoven that if an acceptable price could be negotiated, Mr. Grass believed that the transaction would create the opportunity to build a more successful company than if either company continued on a stand-alone basis.

     On September 28, 1995, Mr. Grass spoke by telephone with Mr. Sam Zell, Co-Chairman of the Company, and discussed the terms and price range Mr. Grass would offer for the Company.

     On October 6, 1995, Mr. Hoven spoke with Mr. Grass by telephone and discussed questions that Mr. Grass had about the due diligence review Parent was conducting with respect to the Company.

     During the week of October 9, 1995, Mr. Rod Dammeyer, a member of the Company Board, called Mr. Grass and a meeting was arranged for October 31, 1995 in Chicago. At the October 31, 1995 meeting, Mr. Grass and Mr. Brown met with Mr. Dammeyer and Ms. Rosenberg and established a preliminary basis for continuing discussions to seek to reach an agreement concerning a transaction, subject to mutual due diligence, receipt of fairness opinions and Board approvals. Such officers of Parent and representatives of the Company and the Stockholder determined to continue discussions on the basis of tentative terms as follows: Parent would acquire a majority of the outstanding shares at $27.50 per Share and the remaining Shares would be acquired for shares of Parent Common Stock based on a target price of $27.50 for Parent Common Stock subject to negotiating the terms of a "collar" mechanism. In addition, the Stockholder would enter into a Stockholder Agreement with Parent in which it would agree to support the transaction. On November 1, 1995, Mr. Grass and Mr. Brown held a telephone call with Mr. Dammeyer, Ms. Rosenberg, Mr. Schulte and Mr. Friedland to discuss the collar. At the end of the conversation, the parties had tentatively agreed upon the terms of a 20% "collar" mechanism which would provide that stockholders of the Company participate in 50% of any increase or decrease in the market value of Parent Common Stock above or below $27.50 during an agreed upon pricing period.

     On November 3, 1995, counsel for Parent distributed a draft Merger Agreement and Stockholder Agreement to the Company and its legal and financial advisors.

     On November 7, 1995, representatives of Parent and its legal advisors met with representatives of the Company and its legal advisors to commence negotiations with respect to the terms of the proposed Merger Agreement and Stockholder Agreement. Such negotiations continued throughout such week,

     On November 9, 1995, the Board of Directors of Parent held a meeting. At such meeting, members of Parent's senior management, Parent's outside legal advisors and Donaldson, Lufkin & Jenrette Securities Corporation made presentations to the Board regarding the proposed acquisition of the Company. The Board of Directors analyzed and discussed the proposed Merger Agreement, Offer, Merger and Stockholder Agreement and it was the consensus of Parent's Board that senior management of Parent should continue with the negotiations relating to the proposed transaction and report back to the Board once such negotiations were completed.

     On November 10, 1995, the Human Resources Committee of the Company's Board of Directors held a special meeting to discuss the need to provide for continuity of management in light of the proposed transaction, including adequate change of control mechanisms and severance benefit levels. After a detailed discussion, the Human Resources Committee adopted the severance and compensation enhancements described in Item 3(b) "Employee Matters -- The Merger Agreement."

     During the week of November 13, 1995, members of senior management of Parent and its legal advisors continued to negotiate the terms of the Merger Agreement and Stockholder Agreement with representatives of the Company and the Stockholder, including Mr. Dammeyer and Ms. Rosenberg, and their legal advisors.

     During the course of the negotiations, Parent insisted upon, and negotiated with the Company to obtain, an option to purchase 19.9% of the Company's outstanding Shares at a price of $27.50 per Share. Representatives of the Company advised Parent that they would be willing to recommend entering into such a Stock Option Agreement subject to negotiation of satisfactory terms. The parties continued to negotiate various modifications to the Merger Agreement, Stock Option Agreement and Stockholder Agreement. Such negotiations continued through November 29, 1995.

     On November 28, 1995, the Board of Directors of Parent held a special meeting to review, with the advice and assistance of the Board's financial and legal advisors, the proposed Merger Agreement, the Stock Option Agreement, the Stockholder Agreement and the transactions contemplated thereby, including the Offer and Merger. At such meeting, Parent's management and legal advisors made presentations to the Board concerning the transaction and Parent's financial advisor, Donaldson, Lufkin & Jenrette Securites Corporation, provided its opinion to the effect that the consideration to be paid by Parent pursuant to the Merger Agreement, taken as a whole, is fair to the stockholders of Parent from a financial point of view. Following the Board's review of the transaction, the Board, subject to the resolution of remaining open issues, unanimously authorized and approved the proposed Merger Agreement, Stock Option Agreement, Stockholder Agreement and the transactions contemplated thereby, and authorized the execution and delivery of such Agreements.

     Also on November 28, 1995, the Board of Directors of the Company held a special meeting to review, with the advice and assistance of the Board's financial and legal advisors, the proposed Merger Agreement, Stock Option Agreement, Stockholder Agreement and the transactions contemplated thereby, including the Offer and Merger. At such meeting, the Company's management and financial and legal advisors discussed the transaction with the Company Board and the Company's financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), provided its written opinion to the effect that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger, taken together, is fair from a financial point of view to such holders. Following the Company Board's review of the transaction, the Company Board, subject to the resolution of remaining open issues, unanimously (with one director absent and two directors abstaining) approved the proposed Merger Agreement, Stock Option Agreement and the transactions contemplated thereby, authorized the execution and delivery of such Agreements, determined that the Offer and the Merger are fair to and in the best interests of the holders of Shares, recommended that stockholders of the Company who desire to receive cash for their Shares accept the Offer and tender their shares pursuant to the Offer, and recommended that stockholders of the Company approve and adopt the Merger Agreement. The Board's approval of the Merger Agreement, the Stock Option Agreement, the Stockholder Agreement and the transactions contemplated thereby constituted approval for purposes of Section 203 of the Delaware Law such that the provisions of the statute are not applicable to such Agreements or the transactions contemplated thereby. In addition, the Board approved the actions taken by the Board's Human Resources Committee on November 10, 1995.

     Negotiations between members of senior management of Parent and its legal advisors and representatives of the Company and their legal advisors to finalize the remaining issues in the Merger Agreement continued through November 29, 1995. On the evening of November 29, 1995, following the resolution of such open issues, Parent, the Purchaser and the Company executed and delivered the Merger Agreement and the Stock

Option Agreement, and Parent, the Purchaser and the Stockholder executed and delivered the Stockholder Agreement.

     On November 30, 1995, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement, Stockholder Agreement and Stock Option Agreement. The Purchaser commenced the Offer on December 4, 1995. A copy of the joint press release has been filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

     A copy of a letter to stockholders of the Company, which accompanies this
Schedule 14D-9, has been filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

     In reaching its conclusion to approve the Merger Agreement and recommend that holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including, without limitation, the following:

          (1) the terms of the Merger Agreement, the Stock Option Agreement, the Stockholder Agreement and the other documents to be executed in connection therewith;

          (2) presentations by management of the Company (at a Board meeting held on November 28, 1995, and at previous Board meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if it remained independent;

          (3) the fact that the proposed structure of the Offer and the Merger involves an immediate cash tender offer for one-half of the outstanding Shares, thereby enabling the stockholders of the Company to obtain cash for at least one-half of their Shares at the earliest possible time;

          (4) the historical market prices for the Shares, particularly the fact that the $27.50 per Share price in the Offer represents (x) a premium of approximately 6.4% over the closing price of $25.75 for the Shares on November 27, 1995, the last trading day prior to the approval of the Merger Agreement, and (y) a higher price than the Shares have ever traded;

          (5) the expected future trading values of the Shares in light of, among other things, the historical trading multiples of other companies in the Company's line of business;

          (6) the presentation of Morgan Stanley to the Board of Directors on November 28, 1995 and the written opinion of Morgan Stanley dated November 29, 1995 to the effect that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger, taken together, is fair from a financial point of view to such holders. A copy of the written opinion dated November 29, 1995 of Morgan Stanley, which accompanies this Schedule 14D-9, setting forth the assumptions made, factors considered and scope of the review undertaken by Morgan Stanley, has been filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MORGAN STANLEY CAREFULLY AND IN ITS ENTIRETY;

          (7) the fact that the Merger offers the opportunity for substantial synergies and the transaction structure allows the stockholders who receive Parent Common Stock to participate in those synergies through continued ownership of the combined company;

          (8) the views expressed by management and Morgan Stanley that there did not appear to be any other party with which the Company would be as good a strategic fit as Parent;

          (9) the fact that the Stockholder has agreed to tender all of its Shares in the Offer and is prepared to support the Merger Agreement by entering into the Stockholder Agreement;

          (10) the fact that the Offer and the Merger are not conditioned on the availability of financing;

          (11) the fact that the Merger Agreement, which prohibits the Company, its Subsidiaries or its affiliates from initiating, soliciting or encouraging any potential acquisition proposal, does permit the Company to furnish information to and participate in discussions or negotiations with any third party if the conditions described above in Item 3(b) under "Certain Other Matters -- Takeover Proposals" are satisified;

          (12) the fact that if the Board decided to accept an acquisition proposal by a third party, the Board may terminate the Merger Agreement and pay Parent a termination fee of $45 million (as described above in Item 3(b) under "Certain Other Matters -- Termination Fee"), or approximately $.68 per issued and outstanding Share, which the Board did not believe would be a significant deterrent to a higher offer by a third party interested in acquiring the Company; and

          (13) the regulatory approvals required to consummate the Merger, including, among other things, antitrust approvals, and the prospects of receiving such approvals.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a Letter Agreement dated November 6, 1995, with the Company (the "Engagement Letter"), Morgan Stanley was engaged to render a financial opinion letter (the "Opinion Letter") to the Company's Board of Directors with respect to the consideration to be received by the Company's stockholders in connection with the possible sale or other business combination of the Company to Parent. In the Engagement Letter the Company agreed to pay Morgan Stanley a fee of $2,250,000 upon delivery of the Opinion Letter to the Company's Board of Directors. The Company also agreed to reimburse Morgan Stanley for its expenses (including fees of outside counsel and other professional advisors), and to indemnify Morgan Stanley against certain liabilities related to, arising out of, or in connection with, the engagement of Morgan Stanley under the Engagement Letter.

     In the ordinary course of its business, Morgan Stanley or its affiliates may actively trade the securities of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past sixty
(60) days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company except for:
(i) the Stock Option Agreement; and (ii) the following transaction: Clarence D. Nichols, Senior Vice President, Store Operations, gifted 1,418 Shares to his church on October 1, 1995, exercised a stock option for 15,000 Shares on October 17, 1995, and sold such Shares on October 19, 1995, and sold 1,473 Shares on October 27, 1995.

     (b) The Stockholder has agreed to validly tender the Stockholder Shares, which Shares represent approximately 19.7% of the issued and outstanding Shares. The Company is not aware that any executive officer, director or affiliate presently intends not to tender its unrestricted Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any Subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any Subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth above or in Items 3(b) or 4, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Parent, on behalf of the Company, is furnishing the Company's stockholders with an Information Statement attached as Schedule II to the Schedule 14D-1 in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

     No appraisal rights are available in connection with the Offer. If only shares of Parent Common Stock are issued in the Merger, then stockholders will not have any appraisal rights. However, if the Merger is consummated and in the event (i) the Alternative Consideration or any Additional Consideration contemplated by the Merger Agreement is applicable or (ii) that Parent elects to pay any Cash Adjustment Amount, stockholders of the Company may have certain rights under the Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
------------
Exhibit 1      Letter to Stockholders of the Company dated December 4, 1995.*
Exhibit 2      Press Release issued jointly by Parent and the Company dated November 30, 1995.
Exhibit 3      Agreement and Plan of Merger dated as of November 29, 1995, by and among
               Parent, the Purchaser and the Company.
Exhibit 4      Stockholder Agreement dated as of November 29, 1995, by and among Parent, the
               Purchaser and Zell/Chilmark Fund, L.P.
Exhibit 5      Stock Option Agreement dated as of November 29, 1995, by and among Parent, the
               Purchaser and the Company.
Exhibit 6      Confidentiality Agreement, dated August 17, 1995, between the Company and
               Parent.
Exhibit 7      Opinion of Morgan Stanley & Co. Incorporated dated November 29, 1995.*
Exhibit 8      Forms of Employment Agreements between the Company and certain executive officers and between the Company and certain non-executive officers, with a description of the differences between the individually executed employment agreements.
Exhibit 9      Economic Value Added ("EVA") Incentive Plan.
Exhibit 10     Revco D.S., Inc. Supplemental Retirement and Survivor Benefit Plan (SERP).
Exhibit 11     1992 Long-Term Incentive Plan of Revco D.S., Inc.
Exhibit 12     1992 Non-Employee Directors' Stock Option Plan of Revco D.S., Inc.
Exhibit 13     Revco D.S., Inc. 1993 Employee Stock Purchase Plan.
Exhibit 14     Pages 5-6 and 10-20 of the Company's Notice of Annual Meeting to Stockholders
               and Proxy Statement dated August 28, 1995 containing the pertinent sections thereof referred to in Item 3(b) of this Schedule 14D-9.
Exhibit 15     Termination Agreement dated as of November 29, 1995, between the Company and
               Zell/Chilmark Fund, L.P.
Exhibit 16     Termination Agreement dated as of November 29, 1995, between the Company and
               Magten Asset Management Corporation, as agent for and on behalf of individual investment advisory clients.
Exhibit 17     Complaint entitled Silvert v. Revco D.S., Inc., et. al., filed in the Chancery
               Court of the State of Delaware, New Castle County.

---------------

*  Included in copies of the Schedule 14D-9 mailed to stockholders.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1995

                                            REVCO D.S., INC.

                                            By: /s/ Jack A. Staph
                                              Name: Jack A. Staph
                                              Title: Senior Vice President,
                                                     Secretary
                                                 and General Counsel

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